UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

 SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Communications Sales & Leasing, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

20341J104
(CUSIP Number)

June 15, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20341J104

1	Names of Reporting Person: Windstream Holdings, Inc. I.R.S. Identification Number of Above Person (Entities Only): 46-2847717

2	Check the Appropriate Box if a Member of a Group:
	(a):	☐
	(b):	☐

3	SEC Use Only:

4	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power: 0

		6	Shared Voting Power*: 0

		7	Sole Dispositive Power: 0

		8	Shared Dispositive Power*: 14,681,071

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,681,071

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11	Percent of Class Represented by Amount in Row (9)**: 9.7%

12	Type of Reporting Person: CO

*      Pursuant to a Stockholder’s and Registration Rights Agreement, dated April 24, 2015, by and between Windstream Services, LLC (“Windstream Services”) and Communications Sales & Leasing, Inc. (the “Company”), Windstream Services granted to the Company an irrevocable proxy to vote all of the shares of Company common stock, par value $0.0001 per share (the “Common Stock”), beneficially owned by Windstream Services and Windstream Holdings, Inc. (collectively, the "Reporting Persons") in proportion to the votes cast by the Company’s other stockholders. As a result, the Reporting Persons do not exercise voting power over any of the shares of Company Common Stock. However, the Reporting Persons maintain sole dispositive power with respect to such shares.

**   Calculation of percentage is based on 151,703,174 shares of Company Common Stock outstanding as of June 14, 2016.

CUSIP No. 20341J104

1	Names of Reporting Person: Windstream Services, LLC I.R.S. Identification Number of Above Person (Entities Only): 20-0792300

2	Check the Appropriate Box if a Member of a Group:
	(a):	☐
	(b):	☐

3	SEC Use Only:

4	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power: 0

		6	Shared Voting Power*: 0

		7	Sole Dispositive Power: 0

		8	Shared Dispositive Power*: 14,681,071

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,681,071

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11	Percent of Class Represented by Amount in Row (9)**: 9.7%

12	Type of Reporting Person: OO

*      Pursuant to a Stockholder’s and Registration Rights Agreement, dated April 24, 2015, by and between Windstream Services and the Company, Windstream Services granted to the Company an irrevocable proxy to vote all of the shares of Company Common Stock beneficially owned by the Reporting Persons in proportion to the votes cast by the Company’s other stockholders. As a result, the Reporting Persons do not exercise voting power over any of the shares of Company Common Stock. However, the Reporting Persons maintain sole dispositive power with respect to such shares.

**   Calculation of percentage is based on 151,703,174 shares of Common Stock outstanding as of June 14, 2016.

CUSIP No. 20341J104

Item 1(a)	Name of Issuer: Communications Sales & Leasing, Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices: 10802 Executive Center Drive Benton Building, Suite 300 Little Rock, AR 72211
Item 2(a)	Names of Persons Filing: Windstream Holdings, Inc. Windstream Services
Item 2(b)	Address of Principal Business Office, or if none, Residence: 4001 Rodney Parham Road Little Rock, AR 72212 4001 Rodney Parham Road Little Rock, AR 72212
Item 2(c)	Citizenship: The state of organization is Maryland.
Item 2(d)	Title of Class of Securities: Common Stock, par value $0.0001 per share
Item 2(e)	CUSIP Number: 20341J104

Item 3.	If this statement is filed pursuant to Sections 240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with Section 240.13d-l(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-l(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Section 240.13d-l(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with Section 240.13d-l(b)(1)(ii)(J);
	(k)	☐
Group, in accordance with Section 240.13d-l(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Section 240.13d-l(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership:

The information required by Items 4(a) through (c) is set forth in rows [5] through [11] of the cover page hereto and is incorporated herein by reference.

On June 15, 2016, Windstream Services, a wholly owned subsidiary of Windstream Holdings, Inc., disposed of 14,703,993 shares of Common Stock of the Company to Windstream Services’ creditors in exchange for the satisfaction of certain of its outstanding debt (the “Debt-for-Equity Exchange”). Windstream Services held 14,681,071 shares of the Company’s Common Stock immediately after the consummation of the Debt-for-Equity Exchange, representing approximately 9.7% of the Company’s outstanding Common Stock.

Pursuant to the Stockholder’s and Registration Rights Agreement, dated April 24, 2015, by and between Windstream Services and the Company, Windstream Services granted to the Company an irrevocable proxy to vote all of the shares of the Company's Common Stock beneficially owned by the Reporting Persons in proportion to the votes cast by the Company’s other stockholders. As a result, the Reporting Persons do not exercise voting power over any shares of the Company's Common Stock. The Reporting Persons have the sole dispositive power over 14,681,071 shares of the Company's Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certifications.
Not Applicable.

CUSIP No. 20341J104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2016	WINDSTREAM HOLDINGS, INC.
WINDSTREAM SERVICES, LLC

/s/ Kristi Moody
	Name:	Kristi Moody
	Title:	Senior Vice President and Corporate Secretary